SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Nominees for Directors of Kookmin Bank

On March 3, 2004, Kookmin Bank disclosed the list of nominees for board members to be appointed at the general shareholders’ meeting to be held on March 23, 2004.

The nominees are as follows:

List of Nominees for Executive Directors

Name	Current Position	Career	Education	Nominated for members of Audit Committee
Seong Kyu Lee (10/25/1959)	Senior executive vice president, Workout & Operations Group, Kookmin Bank

•      Member of Finance Development Reviewing Committee

•      Director of Bureau for the Steering Committee of the Agreement on Corporate Restructuring among Banks

•      Executive Director, Seoul Bank

•      Director of CRCC (Corporate Restructuring Coordination Committee),

			• Ph.D. in Business Admin. Yonsei University • M.A. in Economics, Seoul National University • B.A. in Business Admin. Seoul National University	No

List of Nominees for Non-Executive Directors
Name	Current Position	Career	Education	Nominated for members of Audit Committee
Moon Soul Chung (03/07/1938)	Advisor, Mirae Corporation	• President, Lycos Korea • CEO, Mirae Corporation	• B.A. in Asian Philosophy, Won Kwang University	No

Sun Jin Kim (06/08/1942)	Chairman, Yuhan Chemical Industry Co.	• Member of Advisory on Stocks Practice of Korea Listed Companies Association • President, Yuhan Corporation	• M.B.A., Korea University • B.A. in Business Admin. Korea University	Yes

Dong Soo Chung (09/24/1945)	Professor Sangmyung University	• Deputy Minister, Ministry of Environment • Assistant Minister, Planning & Management Office, Ministry of Planning & Budget	• M.A. in Public Admin. University of Wisconsin at Madison • B.A. in Business Admin. Seoul National University	Yes

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Name	Current Position	Career	Education	Nominated for members of Audit Committee
Richard Elliott Lint (01/04/1946)	Principal, Mercer Human Resource Consulting	• Deputy Chairman, Head of Oil, Gas & Pipeline Group, Scotia Capital • CEO & Chairman, Citibank Canada • Principal, McKinsey & Co. Toronto	• M.B.A., University of Toronto • B.A.SC (Industrial Engineering), University of Toronto	No

Kyung Hee Yoon (01/05/1947)	Former Country manager & Managing director, ING Ltd., Korea	• Country manager & Managing director, ING Korea • Branch Manager, ING Barings Securities, Ltd., Seoul Branch • Director, Baring Brother Ltd.	• B.A in Law, Seoul National University	Yes

Seoung Woo Nam (05/13/1952)	CEO, Pulmuone Co., Ltd.	• CEO, Puchon Cartoon • President, Korea Health Food & Special Nutritive Food Association Network • CEO, ECMD Co., Ltd.	• Ph.D. in Food & Biotechnology, Yonsei University • M.S. in Food Science & Technology, Yonsei University • B.A. in Law, Seoul National University	No

Suk Yong Cha (06/09/1953)	President & CEO, Haitai Confectionery & Foods Co., Ltd.	• President & CEO, P& G Korea • President & CEO, Ssangyong Paper Co. • CFO, P&G Asia Headquarters, HK	• Attended School of Law, Indiana University • M.B.A., Johnson Graduate School of Management, Cornell University • B.A. School of Management, State University of New York	No

Bernard S. Black (11/13/1953)	Professor of Law, Stanford Law School	• Senior Policy Advisor, Harvard Institute for International Development • Professor of Law, Columbia Law School	• J.D., Stanford Law School • M.A. in Physics, UC Berkeley • B.A. in Physics, Princeton University	No

Ki Hong Kim (01/10/1957)	Professor of Business Administration, Chungbuk National University	• Research Director, Korea Insurance Development Institute • Research Fellow, Korea Institute of Fiscal Policy	• Ph.D. in Business Administration, University of Georgia • M.B.A., University of Missouri • B.A in Business & Economics, Barat College	No

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Name	Current Position	Career	Education	Nominated for members of Audit Committee
Woon Youl Choi (04/02/1950)	Dean of Graduate School of Business Administration, Sogang University	• Member of Monetary Policy Committee • Chairman, KOSDAQ Committee • Chairman, Korea Securities Association	• M.B.A & Ph.D. in Finance, University of Georgia • B.A in Business Administration, Seoul National University	No

Wang Ha Cho (09/18/1953)	Vice chairman, Kolon	• Member of Financial Development Committee, Ministry of Finance & Economics • CEO of Tong Yang Investment Bank • Member of the Presidential Commission on Policy Planning	• M.B.A & J.D., UCLA • B.A. in Law, Seoul National University	No

Young Soon Cheon (02/01/1961)	Professor of Business Administration, Chungang University	• Assistant professor, Kyunghee University • Assistant professor, Baruch College, City University of New York	• M.A. & Ph.D. in Accountancy, University of Georgia • B.A. in Business Administration, Chungang University	Yes

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 3, 2004	By	/s/ Ki-Sup Shin
(Signature)
	Name:	Ki-Sup Shin
	Title:	Executive Vice President & Chief Financial Officer

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